Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet and Notes to Balance Sheet
as of December 31, 2022 and
Report of Independent Registered Public Accounting
Firm

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS

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Deloitte.

Deloitte & Touche LLP
100 S. 4th Street
Suite 300
St. Louis, MO 63102
USA

Tel: 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Benjamin F. Edwards & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2023

We have served as the Company’s auditor since 2009.

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 33,646,216
Securities owned, at fair value	1,228,470
Securities owned, at fair value - deferred compensation plan	2,575,373
Due from clearing firm	6,225,994
Property and equipment	10,781,762
Right of use asset	26,076,022
Transition bonus receivable — net of allowance for doubtful accounts of $210,000	34,463,483
Financial advisor transition receivable — net of allowance for doubtful accounts of $0	5,088,655
Deferred tax asset	2,609,000
Receivable from affiliates	620,277
Prepaid income taxes	893,251
Other	15,255,517
TOTAL	$ 139,464,020

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 10,910,026
Compensation and benefits payable	20,598,777
Deferred revenue	246,000
Securities sold not yet purchased, at fair value	20,772
Lease liability	29,458,804
Total liabilities	61,234,379
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	69,728,476
Retained earnings	8,501,065
Total stockholder's equity	78,229,641
TOTAL	$ 139,464,020

See notes to balance sheet.

BENJAMIN F. EDWARDS & COMPANY, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the balance sheet in conformity with GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including legal and regulatory reserves, at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Securities Owned and Securities Sold, not yet Purchased — The Company's securities owned and securities sold, not yet purchased are carried at fair value as determined using quoted market or dealer prices.

Securities Owned - Deferred Compensation Plan — Financial advisors who meet a predetermined threshold of revenue during a given production year receive a deferred compensation award. Awards are amortized over six years, the year in which the award is earned plus a five-year vesting period. The Plan's securities are carried at fair value using quoted market prices. Unrealized and realized gains and losses are included in other income.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and for leasehold improvements, the life of the lease including required lease periods and renewals that are deemed to be reasonably assured.

Leases — The Company enters into contracts to lease facilities and equipment to be used in its operations. At contract inception, the Company determines whether a contract contains a lease and determines the appropriate classification of the lease as either operating or finance.

Contracts containing operating leases are recorded on the balance sheet within right-of-use ("ROU") assets, and lease liabilities. ROU assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term as of the lease commencement date. In addition, ROU assets also include lease payments made and exclude lease incentives and initial direct costs incurred.

Contracts containing finance leases are recognized initially in the same manner as ROU assets and liabilities; however, they are recorded on the balance sheet within ROU asset net and lease liability.

The discount rate utilized in determining the present value of future payments for leases, unless implicit in the lease contract, is determined based on the Company's collateralized incremental borrowing rate based on the information available at lease commencement.

Many of the Company's lease agreements have both lease and non-lease components, which the Company has elected to treat as a single lease component for recognition purposes.

The Company may enter into short-term leases (leases with a lease term of less than one year), which it has elected not to capitalize as assets and liabilities on the balance sheet.

Transition Bonus Receivable — Financial advisors and certain other employees are eligible to receive an advance towards a transition bonus upon joining the firm. The financial advisor signs a promissory note, which is typically amortized through a bonus award to the financial advisor or other employee over a 57 to 93 month period beginning 3 months after the financial advisor's start date. The transition bonus receivable notes are carried at net realizable value. The allowance for doubtful accounts is management's estimate of the losses within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2022, the allowance for losses is $210,000.

Financial Advisor Transition Receivable — Financial advisors are eligible to enter into an agreement with the firm to facilitate the transition of clients to another financial advisor for the purpose of retirement from the firm. The agreed to transition amount is paid to the advisor post-retirement. The financial advisor transition receivable is carried at net realizable value. The firm enters into a separate agreement with the financial advisor that receives the client relationships. This advisor agrees to a reduced commission payout until the value of the transition receivable has been recovered. The allowance for doubtful accounts is management's estimate of the losses within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2022, the allowance for losses is $0.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued. The Company accrued a profit-sharing contribution for 2022 of $2,075,000. The liability for the deferred compensation plan is $2,972,473 as of December 31, 2022.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to

differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a parent-down approach. The Company reimburses the Parent for its proportionate share of federal and state income tax.

Recent Accounting Standards — In March 2022, the Financial Accounting Standards Board issued new guidance related to troubled debt restructurings and disclosures regarding write-offs of financing receivables (ASU 2022-02), amending guidance related to the measurement of credit losses on financial instruments (ASU 2016-13). The amendment eliminates the accounting guidance for troubled debt restructurings for creditors, but requires enhanced disclosures for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, and requires disclosure of current-period gross write-offs by year of origination for financing receivables. This new guidance is effective for our fiscal year beginning on October 1, 2023 and will be applied on a prospective basis. Although permitted, we do not plan to early adopt. We do not expect the adoption of this new guidance to have a material impact on our financial position and results of operations.

3. STOCK INCENTIVE PLAN

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and financial advisors. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. The 2022 share awards have vesting periods from one to five years.

4. PROPERTY AND EQUIPMENT

At December 31, 2022, property and equipment consisted of:

Leasehold improvements	$17,409,423
Furniture and fixtures	7,475,676
Information technology equipment	2,668,216
Fixed assets not placed in service	402,925
Total	27,956,240
Less accumulated depreciation and amortization	(17,174,478)
Total property and equipment — net	$10,781,762

5. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market

assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned and Securities Sold, not yet Purchased — Securities owned and securities sold, not yet purchased consists of exchange-traded equity securities such as mutual funds and exchange traded funds. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Company's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's net assets as of December 31, 2022 is as follows:

| | **Valuation Inputs** | | | |
	Level 1	Level 2	Level 3	Total
Securities Owned:				
CD's	$ -	$ 134,821	$ -	$ 134,821
Common Stock	163,647	-	-	163,647
Corporate Bonds	-	293	-	293
Government Bonds	-	9,041	-	9,041
Municipal Bonds	-	915,756	-	915,756
Mutual Funds	2,580,285	-	-	2,580,285
Total	$ 2,743,932	$ 1,059,911	$	$ 3,803,843

| | **Valuation Inputs** | | | |
	Level 1	Level 2	Level 3	Total
Securities Sold, Not Yet Purchased:				
CD's	$ -	$ 17,640	$ -	$ 17,640
ETF's	269	-	-	269
Government Bonds	-	836	-	836
Mutual Funds	2,027	-	-	2,027
Total	$ 2,296	$ 18,476	$	$ 20,772

The Company did not have any liabilities that were measured at fair value on a recurring basis other than securities sold not yet purchased and deferred compensation, which is included in compensation and benefits payable, at December 31, 2022. During the year ended December 31, 2022, no transfer of securities between levels 1 through level 3 occurred.

6.   INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2022:

Deferred tax assets:	
Net operating loss carryforward	$ 2,855,000
Non-qualified deferred compensation	775,000
Deferred revenue	64,000
Lease liability	7,683,000
Amortization of restricted stock	1,002,000
Other	111,000
Total deferred tax assets, net	12,490,000
Deferred tax liabilities:	
Prepaid expenses	(968,000)
Depreciation	(2,112,000)
ROU asset	(6,801,000)
Total deferred liabilities	(9,881,000)
Total deferred taxes, net	$ 2,609,000

As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets and concluded no valuation allowance be recorded as of the current reporting date.

As of December 31, 2020, the Company's deferred tax assets are primarily the result of prior year net operating loss carryforwards and amortization of restricted stock awards and the ROU Asset and Lease Liability. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets and concluded no valuation allowance be recorded as of the current reporting date. As of December 31, 2022, the Company has a federal net operating loss carryforwards of $8,575,049. The Company also has various state net operating loss carryforwards, which, if unused, will expire starting in 2027.

The Company's effective income tax rate for December 31, 2022 differs from the federal statutory rate due principally to state taxes, deductions related to vested restricted stock and permanently non-deductible items.

As of December 31, 2022, the Company did not have any material unrecognized tax benefits.

The Company is included in its Parent's federal consolidated tax return and various state consolidated income tax returns. The Company also files several state income tax returns separate from its Parent. All required initial tax returns were filed for the period ended December 31, 2009. Subsequent returns have been filed for all periods thereafter. Such returns, if selected, could be subject to Federal and various state tax examinations. The federal tax returns from tax years 2019 through 2022 and state tax returns from tax years 2018 through 2022 remain open to examination by significant domestic taxing jurisdictions to which the Company is subject. NOLs generated by the

Company are open to examination until the expiration of the statues of limitations for the years when the NOLs are utilized. As of December 31, 2022, there were no material outstanding tax-related balances due to or due from Parent.

7. **LEASES**

The Company enters into leases for real estate and equipment. Real estate leases are for home office space and branch locations. Real estate leases have remaining lease terms of less than one year to 8.33 years. Many of the Company's leases include options to extend the leases on a month to month basis or for set periods for up to 5 years. Many leases also include options to terminate the leases within one year or per other contractual terms.

Supplemental information related to leases as of December 31, 2022 are as follows:

ROU Assets Obtained in Exchange for Lease Obligations

Operating Leases	$ 9,073,616
Finance Leases	343,870

ROU Asset

Operating leases	$ 25,359,999
Finance leases	716,023
Total ROU Asset	$ 26,076,022

Weighted Averages

Weighted average remaning lease term (years):	
Operating leases	6.00
Finance leases	3.55
Weighted average discount rate:	
Operating leases	2.51%
Finance leases	3.13%

Lease Payments Due Related to Lease Liability

	Operating	Finance	Total
2023	$ 6,660,760	$ 265,958	$ 6,926,718
2024	5,795,180	220,712	6,015,892
2025	4,805,418	165,058	4,970,476
2026	4,023,471	109,991	4,133,462
2027	3,277,830	36,950	3,314,780
Later years	6,521,167	-	6,521,167
Total	$ 31,083,826	$ 798,669	$ 31,882,495
Imputed interest	(2,333,787)	(89,904)	(2,423,691)
Total Lease Liability	$ 28,750,039	$ 708,765	$ 29,458,804

8. **CONTINGENT LIABILITIES**

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are held short-term.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company has obtained letters of credit in favor of various lessors related to certain of the Company's branch office locations in lieu of security deposits. As of December 31, 2022, there were $31,481 of undrawn outstanding bank letters of credit.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

9. RELATED PARTY TRANSACTIONS

The Company pays the income tax liability and incurs certain expenses on behalf of affiliates which are included in payable to affiliates on the balance sheet. At December 31, 2022, the balance includes a receivable of $31,613 due from its Parent, a receivable of $592,841 due from its affiliate, Benjamin F. Edwards Wealth Management, LLC ("EWM"), a wholly owned subsidiary of the parent, and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. Effective January 1, 2019, the Company entered into an intercompany expense sharing agreement with EWM for services and support provided.

Benjamin F. Edwards IV, Chief Executive Officer of the Company is on the Board of Directors of Cass Commercial Bank ("Cass Bank"). A member of the Parent's Board of Directors is the Chief Financial Officer of Cass Bank. The Company has cash on deposit in a Cass Bank money market demand account of $4,775,043 as of December 31, 2022. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

A member of the Parent's Board of Directors is the Chief Executive Officer and Chief Investment Officer of Confluence, an investment management firm, that Benjamin F. Edwards & Company, Inc. utilizes.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2022, the Company had net capital of $12,639,568, of which $12,389,568 was in excess of the minimum required. The Company has a proprietary account of brokers and dealers agreement with Pershing which allows the Company to treat the balance with Pershing as an allowable asset under SEC Rule 15c3-1.

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